November 12, 2010

VIA EDGAR

Mr. Eric McPhee

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Webster Preferred Capital Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File Number 0-23513

Dear Mr. McPhee:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated November 1, 2010, regarding the above referenced filing (the “Form 10-K”) of Webster Preferred Capital Corporation (“WPCC”). For your convenience, below are the Staff’s comments in italics followed by WPCC’s responses.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Nonperforming Loans, page 19

Comment:

1.	Please tell us why you believe there has been a significant increase in the percentage of nonperforming loans during 2009. Please address the specific characteristics of these loans that have caused them to become nonperforming in the past year, and not in prior years, and address whether there are any features in these loans which have caused the payment amounts to increase. Please show us the disclosure you will include in future filings.

Response:

There are several factors contributing to the increase in nonperforming loans (NPLs) during 2009, most of which are directly related to current economic conditions.

•	NPLs increased as a result of a general economic decline that began in 2008 and continued into 2009 in the geographic region in which the Company holds most of its assets—the northeast United States.

•

Non-performing loans increased as a result of proactive loan modifications. A modified loan is maintained on non-accrual status until the loan re-performs for at least six months. Accordingly, loan modifications serve to increase the dollar amount of non-performing loans.

•

The percentage of nonperforming loans is negatively influenced by an overall decline in the size of portfolio. The portfolio is in runoff mode and as the principal amount of performing loans pays down, the percentage of nonperforming loans to the total portfolio increases. As disclosed in the Form 10-K, no new loans have been acquired by WPCC since 2007.

There are no specific loan characteristics contributing to the increase in non-performance and none of the loans carried characteristics which caused increased payment; we have no option ARM loans.

The Company believes its disclosures are adequate; however, we will again review our disclosures when implementing ASU 2010-20, which requires expansion of credit related disclosures.

Impaired Loans, page 20

Comment:

2.	We note that more than half of your impaired loans do not have a related “impairment allowance”. Please clarify to us why impaired loans would not be written down to their net realizable value. Also, tell us the amount of the unrecorded impairment loss.

Response:

Impaired loans will not carry a related “impairment allowance” in two instances:

•	If the loan has been written down through a prior charge off to its net realizable value; or

•	If impairment calculations result in zero impairment allowance due to sufficient cash flow or sufficient collateral coverage.

When WPCC determines a loan is impaired it charges such loan down to the net realizable value of the underlying collateral in two instances:

•	When the loan is 180 days past due (in accordance with FFIEC rules)

•	When an impaired loan is deemed collateral dependent.

In charging impaired loans down to the net realizable value of the underlying collateral, WPCC obtains an independent appraisal of the property securing the loan. The appraised value is reduced for selling costs to determine the net realizable value of the collateral. The net realizable value is then compared to the loan balance and any shortfall is charged off.

There is no unrecorded impairment loss at December 31, 2009.

Comment:

3.	The comment above notwithstanding, please clarify to us where impairment losses are reflected on your statement of income.

Response:

Impairment amounts measured in accordance with ASC 310-10-35 (formerly SFAS 114) are considered by the Company in evaluating the adequacy of the Allowance for Loan Losses (ALL). The provision needed to bring the ALL to an appropriate level is reflected in the Statements of Income in the “Provision for Loan Losses.” Changes in the ALL can be observed in the roll-forward of the allowance for loan losses, as presented in Note 2, page 35 of the Form 10-K.

Allowance for Loan Losses, page 21

Comment:

4.	Please clarify how you considered the increase of nearly 600% in nonperforming loan in determining the appropriate level of the allowance for loan losses.

Response:

Before discussing 2009 data, it’s helpful to review the trends in delinquencies and NPLs as noted below.

As of December 31,
(in thousands)	2009	2008	2007
Non Performing Loans (NPL)	$5,745	$823	$849
Loan Delinquencies (30-89 days past due)	2,602	4,785	953

Total NPL and Delinquencies	$8,347	$5,608	$1,802
Allowance for Loan Loss (ALL)	$2,183	$2,183	$1,772

As the table indicates, during 2008, delinquencies increased significantly, which is typically a leading indicator of inherent losses. In light of this trend, the ALL increased 23% from $1.8 million at December 31, 2007 to $2.2 million at December 31, 2008. During 2009, WPCC experienced an increase in NPLs as those past due loans migrated to non-accrual and experienced charge-offs, as appropriate. As part of our December 31, 2009 ALL evaluation process we considered the increase in NPLs together with these trends in establishing the ALL.

*    *    *    *    *    *     *    *

Please note that, as disclosed under Item 9B of the Form 10-K, Mr. Douglas Hart, to whom this correspondence was addressed, retired from the Company. The current Chief Financial Officer is Ms. Theresa Messina whose signature is affixed below.

WPCC hereby acknowledges that:

•	WPCC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	WPCC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (860) 409-2901.

Sincerely,

/s/ Theresa M. Messina

Theresa M. Messina

Chief Financial Officer

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